2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

September 8, 2009

Via E-mail and EDGAR Transmission James O’Connor U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Delaware Pooled Trust
File Nos. 033-40991 and 811-06322

Dear Mr. O’Connor:

     On behalf of Delaware Pooled Trust (the “Registrant”), the following is the Registrant’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement (the “Proxy Statement”), which was filed on August 27, 2009, in connection with the reorganization of The Intermediate Fixed Income Portfolio into Delaware Group Income Fund’s Delaware Core Bond Fund (the "Fund"). Capitalized terms have the same meaning as used in the Proxy Statement.

1.    Comment: At the beginning of the consent solicitation agreement, clarify that the Fund has been created for the purpose of reorganizing The Intermediate Fixed Income Portfolio into the Fund.

     Response: The following disclosure will be included in the first paragraph of the Proxy Statement:

“The Core Bond Fund has been established for the purpose of acquiring the assets and liabilities of the Fixed Income Portfolio in connection with the Reorganization. The Core Bond Fund currently does not have any assets.”

James O’Connor September 8, 2009 Page 2 of 2

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     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss the response presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Kathryn R. Williams Delaware Investments Bruce G. Leto Stradley Ronon Stevens & Young, LLP